2101 - 885 West Georgia Street	Hovslagargatan 5
Vancouver, B.C. Canada V6C 3E8	SE-111 48 Stockholm, Sweden
Tel: +1 604 689 78 42	Tel: +46 8 545 074 70
Fax: +1 604 689 42 50	Fax: +46 8 545 074 71

NEWS RELEASE

Lundin Mining to release third quarter and nine months results Tuesday November 13, 2007.

Telephone Conference to be held on November 13 at 09:30 AM Eastern Standard Time (EST), 15:30 Central European Time (CET), 06:30 AM Pacific Standard Time (PST).

November 9, 2007 (TSX: LUN; OMX: LUMI; NYSE: LMC) Lundin Mining Corporation ("Lundin Mining" or the "Company") announces that the interim report for the third quarter and the first nine months of the financial year 2007 will be published November 13, 2007.

The Company will hold a telephone conference with an interactive presentation at 15:30 CET (09:30 AM EST, 06:30 AM PST) November 13, 2007.

Please call in 5 minutes before the conference starts and stay on the line (an operator will be available to assist you).

Toll-free call-in number for the conference call (North America): +1-888 935 4575
Call-in number for the conference call (North America): +1 718 354 1387
Call-in number for the conference call (Europe): +46 (0)8 5352 6408

To take part of the interactive presentation, please log on using this direct link: https://www.livemeeting.com/cc/premconfeurope/join?id=7452709&role=attend&pw=lundina1311

Or visit the website www.euvisioncast.com and login using the following:
Meeting ID: 7452709
Meeting Password: lundina1311

The presentation slideshow will be available in PDF format for download from the Lundin Mining website www.lundinmining.com from 06:00 AM EST on November 13, 2007.

A replay of the telephone conference will be available approximately one hour after the completion of the conference and until November 20, 2007.

Replay number in Europe is: +46-8-5876 9441 and in North America: +1-718-354 1112
To access the recording, please enter access code: 7452709#

For further information, please contact:

Catarina Ihre, Investor Relations, Europe: +46-706-07 92 63
Sophia Shane, Investor Relations, North America: +1-604-689 7842